2016
ANNUAL REPORT

INTL FCStone®

Commodities Global Payments Foreign Exchange Securities



We are a diversified global financial services organization providing execution, risk management and advisory services, market intelligence and clearing services across asset classes and markets around the world.

FINANCIAL HIGHLIGHTS

OPERATING REVENUES (in millions)



2016 $671.0
2015 $624.3
2014 $490.9
2013 $468.2
2012 $448.1

INCOME FROM CONTINUING OPERATIONS, BEFORE TAX (in millions)



2016 $72.7
2015 $78.1
2014 $26.0
2013 $21.2
2012 $22.5

TOTAL ASSETS (in millions)



2016 $5,951.3
2015 $5,070.0
2014 $3,039.7
2013 $2,848.0
2012 $2,953.0

STOCKHOLDERS' EQUITY (in millions)



2016 $433.8
2015 $397.1
2014 $345.4
2013 $335.4
2012 $313.2

NET ASSET VALUE PER SHARE



2016 $23.56
2015 $21.11
2014 $18.29
2013 $17.46
2012 $16.50

SELECTED SUMMARY FINANCIAL INFORMATION

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2016	2015	2014	2013	2012
Operating revenues	$ 671.0	$ 624.3	$ 490.9	$ 468.2	$ 448.1
Transaction-based clearing expenses	129.9	122.7	108.5	110.1	105.3
Introducing broker commissions	68.9	52.7	49.9	40.5	31.0
Interest expense	28.3	17.1	10.5	7.9	5.6
Net operating revenues	**443.9**	**431.8**	**322.0**	**309.7**	**306.2**
Compensation and other expenses:					
Compensation and benefits	263.9	251.1	201.9	198.7	197.2
Communication and data services	32.7	28.1	25.8	23.1	22.4
Occupancy and equipment rental	13.3	13.5	12.3	12.0	11.0
Professional fees	14.0	12.5	14.9	12.4	12.6
Travel and business development	11.5	10.5	9.9	10.4	10.4
Depreciation and amortization	8.2	7.2	7.3	8.0	7.2
Bad debts and impairments	4.4	7.3	5.5	0.8	1.5
Other	29.4	23.5	18.4	23.1	21.4
Total compensation and other expenses	**377.4**	**353.7**	**296.0**	**288.5**	**283.7**
Gain on acquisitions	6.2	—	—	—	—
Income from continuing operations, before tax	72.7	78.1	26.0	21.2	22.5
Income tax expense	18.0	22.4	6.4	2.6	5.5
Net income from continuing operations	54.7	55.7	19.6	18.6	17.0
(Loss) income from discontinued operations, net of tax	—	—	-0.3	0.7	-4.3
Net income	54.7	55.7	19.3	19.3	12.7
Add: Net loss attributable to noncontrolling interests	—	—	—	—	0.1
Net income attributable to INTL FCStone Inc. common stockholders	**$ 54.7**	**$ 55.7**	**$ 19.3**	**$ 19.3**	**$ 12.8**
Earnings per share:					
Basic	$ 2.94	$ 2.94	$ 1.01	$ 1.01	$ 0.67
Diluted	$ 2.90	$ 2.87	$ 0.98	$ 0.97	$ 0.64
Number of shares:					
Basic	18,410,561	18,525,374	18,528,302	18,443,233	18,282,939
Diluted	18,625,372	18,932,235	19,132,302	19,068,497	19,156,899
Selected Balance Sheet Information:					
Total assets	$5,951.3	$5,070.0	$3,039.7	$2,848.0	$2,953.0
Lenders under loans	$ 182.8	$ 41.6	$ 22.5	$ 61.0	$ 218.2
Senior unsecured notes	$ 45.5	$ 45.5	$ 45.5	$ 45.5	—
Stockholders' equity	$ 433.8	$ 397.1	$ 345.4	$ 335.4	$ 313.2
Other Data:					
Return on average stockholders' equity (from continuing operations) (a)	13.2%	15.0%	5.8 %	5.7 %	5.6 %
EBITDA	$ 109.2	$ 102.4	$ 43.8	$ 37.1	$ 35.3
Employees, end of period	1,464	1,231	1,141	1,094	1,074
Compensation and benefits as a percentage of operating revenues	39.3%	40.2%	41.1 %	42.4 %	44.0 %

(a) For all periods presented, the return on average stockholders' equity (from continuing operations) excludes the effects of discontinued operations and net loss attributable to noncontrolling interests.

WE OPEN MARKETS

We are a diversified global financial services organization providing execution, risk management and advisory services, market intelligence and clearing services across asset classes and markets around the world. Our global platform has a physical presence in key financial markets with regulatory approvals to execute both exchange-listed as well as over-the-counter instruments in the asset classes we are active in.

Our customer-first approach differentiates us from large banking institutions, engenders trust, and has enabled us to establish leadership positions in a number of complex fields in financial markets around the world. With roots dating back to 1924, we specialize in serving customers in the commodities, securities, global payments and foreign exchange markets, among others. Our customers include commercial customers, asset managers, introducing broker-dealers, insurance companies, brokers, institutional investors, commercial and investment banks and governmental and non-governmental organizations.

We create value for our customers by providing efficient access to global financial markets, along with deep industry and financial expertise, extensive network relationships, and high-touch service when desired. This philosophy has enabled us to establish leadership positions in a number of complex fields in financial markets around the world.

Our customer-first approach emphasizes guidance, integrity, transparency and trust. This differentiates us from large banking institutions and often leads to deeply valued, long-term relationships.

A well-capitalized and regulatorily compliant organization, our businesses are supported by our global infrastructure of regulated operating subsidiaries, advanced technology platforms and a team of more than 1,400 employees. We currently serve more than 20,000 customers, located in more than 130 countries.

1924	1930	1970	1978	1981
Saul Stone, a door-to-door egg wholesaler, formed Saul Stone and Company, predecessor to FCStone.	In the 1930's, Saul Stone and Company became one of the first clearing members of the Chicago Mercantile Exchange (CME).	In the early 1970's, Saul Stone and Company became one of the major innovators on the CME's International Monetary Market, bringing financial futures to the forefront of the industry.	A new entity called Farmers Commodities Corporation was formed to accommodate the grain hedging brokerage services.	International Assets was established as an internationally focused boutique brokerage firm.

BY THE NUMBERS

- $434 Million Stockholders' Equity
- Access to 36 Global Exchanges
- $580 Billion FX Prime Brokerage
- 1.4 Million OTC Contracts Traded
- $55 Million Net Income
- 92 Million Gold Equivalent Ounces Traded
- $1.9 Billion Average Custom Equity
- $89 Billion Equity Market Making
- $671 Million Operating Revenue
- Managing Business in more than 130 Countries
- 100 Million Exchange Contracts Traded
- More than 1,400 Employees Globally
- $109 Million EBITDA

1983	1994	2000	2003	2004	2007
Farmers Commodities Corporation (FCC) became a clearing member of the Kansas City Board of Trade in 1983 and in 1985 purchased its first seat on the Chicago Board of Trade.	International Assets was listed on NASDAQ.	FCC acquired Saul Stone and Company to become one of the nation's largest commercial grain brokerage firms.	Current management team take control of Internationa Assests with a strategy to focus on wholesale execution	International Assets acquired global payments business Global Currencies, thereby establishing a London office.	International Assets acquired Gainvest group in South America, specializing in asset management and asset backed securities.

CHAIRMAN'S LETTER

In the past two years, I have used this letter to express optimism that the adverse market conditions – low interest rates, low commodities prices, low volatility – that have generated headwinds for some of our key business segments since the 2008 financial crisis may finally be on the verge of normalizing.

Yet, for most of fiscal 2016, these trends persisted. Which makes it all the more gratifying to report that INTL FCStone achieved solid results in many of our key metrics for the second consecutive year.

This was due largely to our ability to capitalize on the continued contraction of the global financial services industry. Smaller players are exiting because they cannot afford the cost of regulatory compliance. Larger players have become unwilling to service all but the largest customers. Both trends have helped to increase our natural customer base. In this sense, regulation – quite ironically – has become our friend.

Internally, we continued to pursue our strategy of being a leader in the development of financial services in commodities, securities, global payments, foreign exchange and other markets by further expanding our platform to meet our customers' evolving needs. With our acquisitions of the correspondent clearing and wealth management businesses of Sterne Agee, and of the London-based EMEA oils business of ICAP PLC, we are more strongly positioned than ever to provide execution, market intelligence and clearing services across asset classes and in all major markets.

In addition to growing our capabilities, we also strengthened our financial foundation. As a company, we do not take speculative positions, but as a liquidity provider to our customers, our liquidity resources are paramount. The strength of these resources is demonstrated both by our selective and opportunistic share buyback program and by our decision to redeem $45.5 million of the Company's 8.5% senior notes, enabled by our ability to tap liquidity resources at a substantially cheaper cost.

During the tail end of 2016, the "new normal" we've been operating under in recent years seemed to transition to a "world of the unexpected." The UK referendum returned a surprising result in favor of BREXIT. This surprise was magnified 100 times by the U.S. presidential election results. Both of these events triggered extreme volatility in the markets. It is a credit to our management and risk controls that we serviced our customers effectively and seamlessly through these turbulent times.

It also demonstrated the progress we've made as a company. Since 2002, your company has grown operating revenue from $5.2 million to $671.0 million (CAGR 42%) and net income from a loss of $300,000 to a profit of $54.7 million. The market capitalization has increased from approximately $5 million to approximately $700 million over the same period. Shareholder equity has grown from $4.3 million to $433.8 million (CAGR 39%)

2007	2008	2009	2010	2010	2010
FCStone acquired Chicago-based Downes-O'Neill, dairy specialists.	FCStone acquired Nashville-based Globecot, cotton specialists.	International Assets Holding Corporation and FCStone Group, Inc. merged.	Risk Management Incorporated, energy risk management specialists, was acquired by the newly merged company.	The Company acquired Hanley Group companies to expand the group's OTC trading business.	The Company acquired the futures division of Hencorp, coffee, cocoa and sugar specialists.

This growth reflects not only management but our company culture. Compensation is heavily weighted towards the variable so that results are rewarded while fixed costs are kept under control. The company is frugal in its outlook and encourages a team spirit which results in selling across our platform. Management looks for consensus rather than exercising absolute authority. Lastly, in a business where our most important assets are our people, culture is of paramount importance – and we have a vital and productive one. This is reflected in our business areas where, before central costs, we are approaching an internal average ROE of 60%.

As always I would remind you that our Board are large shareholders in the company. We are proud that we are a company run by shareholders for shareholders, and as one of you, I have never been more optimistic about our future.

The structure of our markets is favorable to us with interest rates appearing to have started an upward trend and so too market volatility. The market valuation of our company is increasing as new sources of capital start to recognize the growing value of our franchise. We have continued developing our culture and our efforts are being recognized in an ever-higher quality of management personnel. We continue to improve our platform and widen our menu of services thereby increasing our potential market. We are developing and constantly increasing our sales tools and sales efforts. Perhaps most importantly, risk controls are tight and disciplined and we have a "fortress balance sheet" mentality which has stood us in good stead.

As we consider these reasons for optimism, let's also remember that none of them would be possible without you, our shareholders, and all the people who deliver value to this company every day.

JOHN RADZIWILL
Chairman

"It is gratifying to report that INTL FCStone achieved solid results in many of our key metrics for the second consecutive year."

2011	2011	2011	2012	2012
International Assets Holding Corporation changed name to INTL FCStone Inc.	Ambrian Commodities Limited ("ACL"), was acquired to provide commodities execution capabilities in the key LME market.	The Company acquired the business of the Metals Division of MF Global and upgraded to LME Category One ring dealing membership.	The Company acquired TRX Futures Ltd., a London-based brokerage and clearing firm for commercial coffee and cocoa customers that also offers energy and financial products.	Online news and analysis subscription service Commodity Network is launched.

CHIEF EXECUTIVE'S LETTER

2016 was another solidly positive year for our company, with all of our segments performing well. Most notably, we achieved record operating revenues of $671.0 million (up 7%) and record Earnings per Share (EPS) of $2.90, surpassing last year's record result.

We achieved a 13.2 % Return on Equity (ROE) for 2016, which is below our long-term target of a 15% ROE, which we achieved last year, but nonetheless is an encouraging result and, we believe, is a standout in our industry. ROE remains perhaps the single most significant measure of the success of our business.

Over the last eight years, we have taken advantage of the market turmoil following the 2008 financial crisis to expand our capabilities, build our platforms and grow our customer base. We have now grown beyond our niche capabilities and stand poised to become a best-in-class financial franchise offering our global customers value-added execution (high-touch and electronic), insightful market intelligence, and post-trade clearing services in almost all markets and asset classes. We have a broad array of products and services which should allow us to take advantage of the large and noticeable – and as yet unfilled – void in the markets created by the demise of larger financial franchises during the crisis.

We believe that we may be entering a more positive market environment for our business, as macro factors such as rising interest rates and increasing volatility, consolidation among smaller players, and the renewed focus by larger banks on larger customers at the expense of smaller ones will likely drive more customers to us.

Since the financial crisis, our industry has been subject to unprecedented and coordinated intervention by the world's central banks to keep interest rates low (and sometimes negative in real terms), which has also suppressed volatility in all financial markets and assets. The Fed increased short-term rates in December of 2016 and markets have priced further increases into the yield curve which has broadly increased market volatility. A return to a more normal level of both interest rates and market volatility are very positive for our company. With the recent acquisition of our securities clearing capability (discussed below) we now have a customer float approaching $4 billion, which could boost our ROE earnings by approximately 1% (over time as new rates roll into our earnings) for every 25 basis-point increase in interest rates.

Shifting from the macro picture to our performance, this year witnessed especially strong growth in our Securities and Physical Commodities segments. Securities segment income increased 71% over the prior year (and up 230% from two years ago), primarily due to increases in debt trading revenues following our early 2015 acquisition of institutional fixed income dealer G.X. Clarke & Co. as well as favorable market conditions in Argentina. The acquisition of G.X. Clarke & Co. has exceeded our expectations and we look forward to further expanding the product offerings and customer base in the coming years.

Physical Commodities increased its segment income by 129% over the prior year. This substantial growth was largely the result of increased operating revenues from our precious metals business, driven

2012	2013	2013	2013	2014
The institutional accounts of Tradewire Securities, LLC. are acquired.	INTL FCStone Markets LLC registers as a swap dealer.	The Company exits its physical base metals business.	Accounts of First American Capital and Trading Corp. acquired, adding correspondent clearing service capabilities.	The Company completes the consolidation of its two UK subsidiaries, INTL FCStone Ltd and INTL Global Currencies Ltd.

by a widening of spreads due to market conditions. In October of 2016, we announced the launch of our online precious metals trading platform, providing our customers with real-time market access and automated post-trade transaction processing that we believe is the first of its kind in the industry.

Our Global Payments segment, which continues to be one of our most valuable businesses, experienced a 37% increase in the number of payments made in 2016. However, income declined 8% from the prior year, predominantly due to a tightening of spreads that had been exceptionally wide in the prior year. In October 2016, we announced the launch of an upgrade to our proprietary FXecute global payments platform to include a financial information exchange ("FIX") protocol for cross-border payments platform, which we believe marks one of the first FIX offerings for cross-border payments in exotic currencies. We believe that this segment's unique capabilities, scalability and excellent margins position it for substantial future growth as it continues to gain critical mass as a solutions provider to the banking industry.

Segment net income for Commercial Hedging lagged last year's performance by 20%. This was due primarily to a decline in OTC revenues as a result of lower customer volumes in the Latin American agricultural markets resulting from difficult market conditions in Brazil as well as the effect of lower energy prices and market volatility. On a positive note, we have begun to see recent increases in commodity volatility and prices, and domestic agricultural exchange traded volumes increased in the second half of fiscal 2016.

Consistent with our strategy to expand our capabilities to better serve customers and create new market opportunities, we successfully negotiated two key acquisitions in 2016.

In June, we acquired the correspondent securities clearing business and the independent wealth management businesses of Sterne Agee, LLC. This acquisition brought $12 billion in customer assets, more than 120,000 accounts, 50 correspondent clearing relationships and more than 500 independent advisors to the Company.

By enabling us to clear securities for customers, this acquisition provides us with a platform for growing our clearing and related securities activities and allows us to occupy a rapidly evolving space as a credible, well-capitalized, mid-market clearer. In addition, the

"We achieved record operating revenues of $671.0 million (up 7%) and record Earnings per Share (EPS) of $2.90, surpassing last year's record result."

2015
The Company completes the acquisition of G.X. Clarke & Co., an institutional dealer in U.S. government securities, federal agency and mortgage-backed securities.

2015
INTL FCStone Inc. consolidates its securities, rates and FCM businesses into INTL FCStone Financial Inc.

2016
The Company completes acquisition of the correspondent securities clearing business and independent wealth management business from Sterne Agee, LLC.

2016
The Company agrees to acquire the London-based EMEA oils business of ICAP plc, expanding the Company's global energy capabilities.

independent wealth management business provides us with an excellent foothold in a segment of retail wealth management that is expanding rapidly, and should lead to additional opportunities in that space.

In September, we reached an agreement to acquire the London-based Europe, Middle East and Africa (EMEA) oil brokerage business of ICAP plc. The business includes more than 30 front-office employees across the fuel, crude, middle distillates, futures and options desks with deep-rooted relationships with more than 200 well-known commercial and institutional customers throughout Europe, the Middle East and Africa. This addition rounds out the Company's already extensive EMEA service offering through our UK subsidiary, INTL FCStone Ltd, and, in addition, broadens and strengthens our energy capabilities worldwide.

PHILOSOPHY

In 2003, the current management team reconfigured the Company as a provider of financial services focused on under-served customers in niche markets. From the outset, we have had to earn our way into relationships by means of deep and specialized knowledge of our customers' markets, high-touch, value-added service, and a total and unwavering commitment to serving our customers' best interests. As we have continued to grow, our customer-first philosophy and culture has become deeply embedded in all that we do. Please take the time to read our Corporate Vision statement on our website, which sets out the deeply held values and principles our organization stands for.

Our practical approach has allowed us to grow and prosper while the financial markets have undergone substantial change. From the original group of fewer than 10 professionals 13 years ago, we now employ over 1,400 professionals serving more than 20,000 business relationships located in nearly every country across the globe.

FINANCIAL PERFORMANCE

In 2016, we grew our segment net income by $17.9 million to $206.0 million, an increase of approximately 10 percent over 2015. Our Securities, Physical Commodities and Clearing and Execution Services segments achieved growth in net segment income, while Commercial Hedging and Global Payments lagged last year's performances.

Our Securities segment increased its segment net income to $69.4 million, or 71% over the prior year, and has now eclipsed our historically largest segment, Commercial Hedging. This performance was powered largely by the strong performance of our debt trading business as well as stronger results in the equities market-making business. While Commercial Hedging earned $68.7 million in net segment income, down 20% from the prior year, this performance was hindered by challenging market conditions and the uncertain political climate in Brazil. Our customer base in this segment continues to grow following the addition of London-based professionals and a renewed global sales effort. Combined with the growth in our Securities segment, we believe this will lead to a much more diversified result for the Company going forward.

Customer deposits in our exchange-traded futures and options business increased to average $2.0 billion in the fourth quarter of 2016, up 17% versus the prior year period. The acquisition of the Sterne Agee securities clearing business added some $1.3 billion to our customer float, providing us an added positive exposure to interest rates. We continued our practice of managing and optimizing our exposure to interest rates by investing in longer-duration instruments on a laddered basis. This

resulted in an increase in interest earnings of 37% in our Commercial Hedging and Clearing and Execution Services segments over 2015.

As noted, our Global Payments business achieved a substantial increase in transaction volume in 2016, but tighter spreads led to an 8% drop in segment net income from the prior year. The strong volume growth reaffirms our expectation that this fast growing, highly scalable segment will continue to enjoy excellent margins and continue to grow its market share as a solutions provider to the banking industry.

Our Clearing and Execution Services segment grew its segment net income by $1.9 million to $14.8 million in 2016 – an increase of 15% over the prior year. We expect this performance to improve as we integrate and market the capabilities we gained through our Sterne Agee business acquisitions over the course of 2017. The Sterne Agee businesses reported a $200,000 pre-tax loss for the fourth quarter, which was better than expected.

Finally, our Physical Commodities segment experienced strong segment net income growth of 129% in 2016, increasing to $13.3 million. This increase resulted from growth in Precious Metals of $4.9 million as well as in our Financial Ag's & Energy business of $2.6 million following an important restructuring of this business which we believe positions it for continued growth in the future.

In order to protect our bottom line, we pursue a flexible cost structure in which more than 50% of our total costs are variable and linked to revenue. For 2016, 58% of our total costs were variable in nature, while 42% were non-variable, which is similar to our 2015 ratio.

Non-variable expenses were $240.0 million, up $22.1 million or 10% over the prior year. Driving this was the acquisition of Sterne Agee, as well as the acquisition of G.X. Clarke & Co. in the second quarter of the prior year, which only contributed to non-variable expenses for three quarters of the prior fiscal year. Excluding these acquisitions, non-variable expenses increased 4.7% over the prior year.

As fiscal 2016 closed, we once again found ourselves on a strong financial footing. Shareholder equity totaled $433.8 million, and we increased our book value per share by 12% to $23.53 a share. During the year we bought back 750,204 shares at an average price of $26.05.

Through increased support from our existing bankers and by expanding the bank group to include new relationships, we were able to renew and expand our parent company credit facility for three years and up to $247 million. This facility is an important part of our capital structure and is designed to fund short-term liquidity mismatches through our settlement processes during its extended three- year term.

"We have now grown beyond our niche capabilities and stand poised to become a best-in-class financial franchise offering our global customers value-added execution (high-touch and electronic), insightful market intelligence, and post-trade clearing services in almost all markets and asset classes."

In addition, in October 2016 we redeemed in full our $45.5 million in outstanding 8.5% Senior Unsecured Notes.

Finally, we ended 2016 with nearly $6.0 billion in total assets, a 17% increase over 2015.

LOOKING AHEAD

Two consecutive years of solid financial performance and ROE at or close to 15% have validated our strategy and confirmed our belief that the Company is positioned uniquely within our industry for future growth. That these results have come largely amid a continuation of historically adverse market conditions for some of our segments provides even more cause for encouragement.

We continue to see signs that this unprecedented era of low interest rates, low commodities prices and low volatility may soon end and that the macroeconomic picture will begin to normalize.

In the meantime, however, we have not let this uncertainty deter us from expanding our capabilities and seeking to grow the Company organically and, where appropriate to our business model and accretive to our shareholders, through new acquisition opportunities.

Our 2016 acquisitions of the Sterne Agee correspondent securities clearing and independent wealth management businesses and the ICAP oils brokerage business are prime examples of this strategy. Both businesses solve real problems for real customers. Both pursue a customer-centric, hands-on, value-added approach to customers and diversify our offering in complementary ways that enable us to leverage our customer relationships, expertise and capital to deliver better returns than most of our peers.

As a result of these acquisitions, we now have a stronger capability than ever before to provide execution, market intelligence and clearing services across asset classes and in all major markets. This capability positions us ideally to take advantage of the continued consolidation among smaller mono-line firms struggling with increased costs and capital requirements, as well as the continued retreat of the larger banks from serving smaller mid-sized customers requiring a multi-asset execution capability.

For these reasons, we will continue to build upon our current business model and pursue our strategy with discipline and a view to the long term.

Finally, the executive management team would like to thank all of our colleagues for their exceptional contributions during this very productive and record-setting year, our Board and advisors for their guidance, our bankers for their financial support and our stockholders for entrusting their capital to us.

SEAN M. O'CONNOR
Chief Executive Officer

OFFICE LOCATIONS

HEADQUARTERS

New York (US)
708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485-3500

US OFFICES

Chicago (IL)
+1 800 504-5633

Birmingham (AL)
+1 800 240-1428

Bloomfield (NE)
+1 402 861-2522

Bloomington (IL)
+1 800 747-7001

Boca Raton (FL)
+1 561 544-7611

Bowling Green (OH)
+1 800 238-4146

Charlotte (NC)
+1 800 334-1253

Indianapolis (IN)
+1 866 825-7942

Kansas City (MO)
+1 800 255-6381

Lawrence (KS)
+1 785 338-9230

Miami (FL)
+1 305 925-4900

Minneapolis (MN)
+1 800 447-7993

Mobile (AL)
+1 251-295-9432

Nashville (TN)
+1 615 724-2225

New York (NY)
+1 212 766-0100

Omaha (NE)
+1 800 228-2316

Orlando (FL)
+1 800 541-1977

St. Louis (MO)
+1 800 888-4254

Twin Falls (ID)
+1 800 635-0821

West Des Moines (IA)
+1 800 422-3087

Youngstown (OH)
+1 800 589-2023

INTERNATIONAL OFFICES

Asunción (Paraguay)
+595 21 624 197

Beijing (China)
+86 10 651 30855

Bogota (Colombia)
+57 1 6040021

Buenos Aires (Argentina)
+54 11 4390 7595

Campinas (Brazil)
+55 19 2102 1300

Ciudad del Este
(Paraguay)
+595 21 624 197

Dubai
(United Arab Emirates)
+971 4 47 8500

Dublin (Ireland)
+353 1 6349140

Goiânia (Brazil)
+55 62 3432 7912

Hong Kong (China)
+852 3469 1900

London (United Kingdom)
+44 20 3580 6000

Maringá (Brazil)
+55 44 3033 6800

Mexico City (Mexico)
+52 55 9171 1526

Passo Fundo (Brazil)
+55 54 2103 0200

Patrocinio (Brazil)
+55 34 3199 1550

Recife (Brazil)
+55 81 3040 1900

São Paulo (Brazil)
+55 11 3509 5400

Shanghai (China)
+86 21 5108 1234

Singapore (Singapore)
+65 6309 1000

Sorriso (Brazil)
+55 66 3212 4130

Sydney (Australia)
+61 2 809 42000

Corporate Governance Statement

The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations and accurate financial reporting.

Executives

The roles of Chairman and CEO are split. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of independent directors.

Board Of Directors

The Company has a Board of Directors consisting of one executive, one non-independent, and seven non-executive directors, all seven of whom are independent. The Chairman is a non-executive director. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non-executive directors regularly meet independently of the executive directors. The Nominating & Governance, Audit, Compensation and Risk Committees are each composed of three independent directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert.

Financial Reporting And Internal Control

The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls, and the Risk Committee monitors compliance with risk policies.

Investor Relations

The Company seeks to provide accurate and timely information to stockholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.intlfcstone.com.

Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company's control, including adverse changes in economic, political and market conditions, losses from the Company's activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward-looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company's actual results will not differ materially from any results expressed or implied by the Company's forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

Executive Directors

Sean O'Connor
Chief Executive Officer/President

Officers

William Dunaway
Chief Financial Officer

Xuong Nguyen
Chief Operating Officer

Brian Sephton
Chief Legal & Governance Officer

Bruce Fields
Group Treasurer

Tricia Harrod
Chief Risk Officer

Aaron Schroeder
Chief Accounting Officer

David Bolte
Corporate Secretary

Non-Executive Directors

John Radziwill
Chairman

Member Compensation Committee
Private Investor
Company Director

Paul G. (Pete) Anderson
Retired Company President

Scott Branch
Retired Company President

John M. Fowler
Chairman Compensation Committee
Member Nominating & Governance Committee
Member Risk Committee
Private Investor
Independent Consultant

Daryl Henze
Chairman Audit Committee
Member Risk Committee
Independent Consultant
Company Director

Bruce Krehbiel
Member Audit Committee
Member Nominating & Governance Committee
Chief Executive Officer Kanza Cooperative Association

Eric Parthemore
Chairman Nominating & Governance
Member Compensation Committee
Chief Executive Officer Heritage Cooperative, Inc.

Edward J. Grzybowski
Chairman Risk Committee
Member Audit Committee
Independent Consultant

Corporate Headquarters And Stockholder Relations

708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485 3500

Stock Listing

The Company's common stock trades on NASDAQ under the symbol "INTL".

Company Information

To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Group Treasurer Bruce Fields at the Stockholder Relations address or visit our website at www.intlfcstone.com.

Stock Transfer Agent And Registrar

Computershare is the transfer agent and registrar for INTL FCStone Inc. Inquiries about stockholders' accounts, address changes or certificates should be directed to Computershare.

To contact by mail:
211 Quality Circle, Suite 210
College Station, TX 77845

INTL FCStone®

Commodities Global Payments Foreign Exchange Securities

INTL FCStone®

We Open Markets.

www.intlfcstone.com